UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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                                    In the Matter of                                        CERTIFICATE PURSUANT
                                                                                                                          TO
                                                                                                                    RULE 24
                 SYSTEM ENERGY RESOURCES, INC.

                                    File No. 70-7604

                (Public Utility Holding Company Act of 1935)

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                    This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that certain of the transactions proposed by System Energy Resources, Inc. ("SERI") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the orders of the Securities and Exchange Commission with respect thereto dated February 21, 1989, February 23, 1989, July 7, 1989, January 24, 1996 and August 22, 2000.

                    On August 12, 2005, SERI executed a Consent consenting to the execution by River Fuel Funding Company #3, Inc. ("RFFC") of a Credit Agreement, dated as of August 12, 2005 (the "Credit Agreement"), among RFFC, The Bank of New York, as Administrative Agent, and the various Lenders parties thereto. SERI also executed Supplemental Instructions to The Bank of New York (as successor to United States Trust Company of New York), as Trustee ("Trustee"), under the Trust Agreement, dated as of February 22, 1989, among JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York), as Trustor, the Trustee and SERI, as beneficiary, authorizing the Trustee to cause RFFC to enter into the Credit Agreement.

                    Attached hereto and incorporated by reference are the constituent documents to the transaction in definitive form.

Exhibit B-1(h) - Consent pursuant to Fuel Lease

Exhibit B-2(h) - Supplemental Instructions pursuant to Trust Agreement.

Exhibit B-4(h) - Credit Agreement

                    Defined terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Application.

                    IN WITNESS WHEREOF, SERI has caused this certificate to be executed this 16th day of August, 2005.

SYSTEM ENERGY RESOURCES, INC.
By: ________/s/ Steven C. McNeal_____
Steven C. McNeal Vice President and Treasurer